Exhibit 99.1

Lanvin Group Reports H1 2025 Revenue of €133 Million Operational Discipline and Early Recovery Momentum Set Foundation for Growth in H2

•	Group revenue was €133 million in H1 2025, down 22% versus H1 2024, reflecting industry-wide softness in the global luxury sector and the Group’s strategic repositioning. Despite these headwinds, disciplined cost management and operational efficiencies have supported resilience and positioned the Group for recovery.

•	Gross profit margin stood at 54% with Q2 showing early signs of improvement as prior season inventory is cleared and efficiency programs across all brands take effect.

•	Brand highlights include resilient EMEA retail and a strong rebound in North America e-commerce at Lanvin, 14% wholesale growth at Wolford, and continued strength at St. John with a stable 69% gross margin.

•	Exciting creative momentum lies ahead with Peter Copping at Lanvin and Paul Andrew at Sergio Rossi, alongside milestone celebrations such as Wolford’s 75th anniversary and Caruso’s expanding wholesale presence.

•	Group-wide priorities in H2 2025 include continued refining the retail footprint and driving operational efficiencies; elevating product assortments; launching targeted marketing campaigns and strengthening wholesale partnerships.

August 29, 2025 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi, St. John and Caruso in its portfolio of brands, today announced its unaudited results for the first half of 2025. Despite ongoing industry-wide pressures, the Group delivered performance underpinned by strong cost discipline, operational efficiency, and visible signs of recovery in the second quarter.

Group revenue for H1 2025 was €133 million, reflecting a 22% year-on-year decline, largely driven by softer wholesale in EMEA, cautious consumer sentiment in Greater China, and a broader luxury market slowdown, with the Group's proactive decision to advance its strategic repositioning across geography and product assortment. Despite these transitional conditions, the Group delivered gross profit of €72 million with a margin of 54%, supported by disciplined inventory management during the creative transition and ongoing cost efficiencies. While contribution profit remained under pressure, proactive overhead reductions and more targeted marketing investments helped to partially offset the impact, laying groundwork for improved performance in the second half.

Zhen Huang, Chairman of Lanvin Group, said: “Despite a challenging luxury market in the first half, we remained disciplined in cost management and strategic streamlining, responsive to market dynamics, and steadfast in our commitment to unlocking the long-term potential of our brands. With new creative leadership and continued investment in product innovation, we are well positioned to capture opportunities as the market environment improves.”

Andy Lew, Executive President of Lanvin Group, said: “In the first half, our focus was on operational discipline and laying the foundation for future growth. With fresh creative direction across our houses, supported by targeted marketing and refined channel strategies, we expect to build brand momentum and increase consumer engagement in the second half. We remain agile and execution-focused as we strengthen brand desirability and prepare for recovery.”

Review of the First Half 2025 Results

Lanvin Group Revenue by Brand € in Thousands, unless otherwise	2023	2024	2025	2024H1 vs	2025H1 vs	23 H1 – 25 H1
noted	H1	H1	H1	2023H1	2024H1	CAGR
Lanvin	57,052	48,272	27,932	-15.4%	-42.1%	-30.0%
Wolford	58,802	42,594	32,985	-27.6%	-22.6%	-25.1%
St. John	46,663	39,981	39,654	-14.3%	-0.8%	-7.8%
Sergio Rossi	33,019	20,404	15,314	-38.2%	-24.9%	-31.9%
Caruso	19,926	19,734	17,627	-1.0%	-10.7%	-5.9%
Total Brand	215,462	170,985	133,512	-20.6%	-21.9%	-21.3%

Eliminations	-925	-9	-117	NM	NM	NM
Total Group	214,537	170,976	133,395	-20.3%	-22.0%	-21.1%

Lanvin Group Consolidated P&L € in Thousands, unless	2023		2024		2025
otherwise noted	H1%		H1%		H1%
Revenue	214,537	100.0%	170,976	100.0%	133,395	100.0%
Gross profit	125,454	58.5%	98,378	57.5%	71,905	53.9%
Contribution profit	14,854	6.9%	-7,213	-4.2%	-15,188	-11.4%
Adjusted EBITDA	-40,916	-19.1%	-42,111	-24.6%	-51,930	-38.9%

Selected Highlights

Disciplined cost containment: Despite the decline in Group revenue, gross profit margin compressed by only 364 bps, reflecting the impact of swift, company-wide cost optimization measures. Since H1 2023, G&A expenses have been reduced by 35% at St. John, 27% at Wolford, and 25% at Sergio Rossi. The retail network optimization program launched in 2024 continues to advance, delivering tangible efficiencies and strengthening the Group’s operational foundation.

St. John resilience: St. John delivered stable performance in H1 2025 despite a volatile luxury environment, reflecting the benefits of strategic transformation initiatives undertaken in recent years. Revenue remained nearly flat, supported by 4% growth in its core North America market and an 11% increase in wholesale through key account partnerships. With a strong gross margin of 69% and consistent full-price sell-through, St. John demonstrated the resilience and strengthened foundation achieved through these efforts amid broader market softness.

New leadership positions: Andy Lew, CEO of St. John, was appointed Executive President of Lanvin Group in January 2025. In his new role, he is driving the establishment of a second company headquarters in Europe to streamline operations and strengthen global management capabilities. At the brand level, leadership team have also been reinforced with numbers of key appointments, including a new deputy CEO at Wolford and the addition of a Chief Commercial Officer, Chief Merchandising Officer, and Chief Operating Officer at St. John, positioning the brands for their next phase of growth.

Q2 improvements across brands: Lanvin and Sergio Rossi achieved a strong quarter-over-quarter rebound across both retail and e-commerce, highlighting early signs of renewed consumer traction. Wolford reported a significant improvement in Q2 margins, supported by disciplined inventory management and cost savings, making continued recovery from last year’s logistics disruption. St. John sustained its solid momentum throughout the period.

Artistic direction: Peter Copping debuted as Lanvin's artistic director at Paris Fashion Week, presenting an elegant, archival-inspired Autumn/Winter 2025 collection that featured Art Deco motifs, metallic pieces, and menswear: signalling a revival of the house's heritage-driven identity. Paul Andrew’s first Sergio Rossi collection also launches in H2 2025. Both are expected to reinvigorate brand momentum.

Review of First Half 2025 Financials

Revenue

For H1 2025, the Group generated revenue of €133 million, a 22% decrease year-over-year. The decline was driven by global luxury market softness, strategic repositioning of DTC channels, and weaker wholesale demand in EMEA. DTC revenue fell 23% and Wholesale declined 22%, reflecting the combined effects of cautious retailer buying patterns and slower traffic in key luxury markets.

Gross Profit

Gross profit was €72 million, representing a margin of 54%, compared to 58% in H1 2024. The decrease reflected sell-through of prior-season inventory with creative transition, underutilization of production capacity, and product mix changes. While all brands took steps to improve sell-through and manage inventory levels, these efforts were outweighed by the industry-wide headwinds faced in the period.

Contribution Profit

Contribution profit was -€15 million in the first half, reflecting the impact of lower revenue and gross margin compression. Since 2024, the Group has rolled out comprehensive cost discipline measures across its brands, including tighter control of marketing spend and reallocation of resources toward higher-return initiatives. These actions have helped to partially mitigate the topline pressure and strengthen the foundation for improved profitability going forward.

Adjusted EBITDA

Adjusted EBITDA was -€52 million in H1 2025, compared with -€42 million in the prior-year period. The decline primarily reflected lower gross profit, though disciplined cost management helped limit further downside. At the same time, the Group continued to invest in creative initiatives—including design, fabric development, prototyping, and sampling of new collections at Lanvin and Sergio Rossi. These forward-looking investments, together with ongoing cost discipline, reinforce brand equity and competitiveness, positioning the Group to capture market share and enhance profitability as market conditions stabilize.

Results by Segment

Lanvin:

Lanvin’s revenue in H1 2025 reflected a transition period, declining 42% year-over-year, as wholesale clients in EMEA anticipated the debut of Peter Copping’s first collection, combined with a generally cautious industry sentiment. Retail sales in EMEA remained highly resilient, while APAC retail progressed in line with strategic refocusing, and North America e-commerce delivered a strong rebound following the successful launch of the Marketplace model.

Gross margin contracted by 366 basis points, largely due to product mix, challenging market conditions, and the ongoing retail network optimization. Despite revenue decline, contribution profit demonstrated the benefits of disciplined cost control while the brand continued to invest in Peter’s upcoming debut.

For the second half, Lanvin will launch an integrated marketing campaign for Peter’s highly anticipated collection, refresh in-store visual merchandising, host targeted clienteling events to drive traffic and continue to reinvest efficiencies into flagship locations and digital channel partnerships.

Wolford:

Wolford recorded a 23% decline in revenue year-over-year, reflecting the lingering effects of the prior year’s logistics transition. The wholesale channel delivered robust 14% growth, supported by a sharpened focus on partnerships, while DTC trends reflected the planned rightsizing of the retail network.

Gross margin was impacted by lower production absorption and targeted inventory clearance to strengthen stock health. At the same time, G&A expenses were reduced by 18% compared to the prior period, highlighting Wolford’s strong commitment to operational discipline.

In the second half, under the leadership of new deputy CEO Marco Pozzo, Wolford will celebrate its 75th anniversary with a major brand push, focused on optimizing product assortment, highlighting hero products, and advancing supply chain transformation. The brand will also explore expansion opportunities in high-potential markets, particularly the Middle East and Asia Pacific.

Sergio Rossi:

Sergio Rossi’s revenue decreased 25%, with DTC down 21% and Wholesale down 33%, as customers awaited the arrival of Paul Andrew’s debut collection in the second half. Gross margin softened by 9%, due to product mix change and lower production utilization.

2025 Q2 delivered encouraging signs of recovery, with retail sales up 17% and e-commerce up 10% quarter-over-quarter, reflecting the benefits of channel optimization initiative. Contribution profit margin contracted due to lower revenue, though effective cost control partially offset the impact.

Looking ahead to H2, Sergio Rossi will accelerate wholesale expansion through new partnerships, continue to enhance operational efficiency and reinvigorate its brand image with the launch of Paul Andrew’s debut collections while strengthening its presence in core markets.

St. John:

St. John delivered a stable performance in H1 2025, with revenue broadly flat despite a challenging luxury environment. Its revenue in North America grew 4%, underscoring the brand’s strength in its core market, while wholesale revenue increased 11% on the back of strategic key account partnerships. The brand maintained a strong 69% gross margin, supported by consistent full-price sell-through and growth from the wholesale model with Nordstrom.

Contribution profit margin was stable at 11%. For the second half of 2025, St. John will continue refining its key channels to improve conversion, stimulate e-commerce with newly onboarded talent, enhance product design and merchandising processes, and optimize supplier mix.

Caruso:

Caruso’s revenue declined 11%, primarily due to a temporary slowdown in its Maisons business, reflecting a broader reset phase in the luxury market accompanied by delivery schedule shifts, and related production adjustments. The proprietary Caruso brand showed continued growth, supported by demand for its ready-to-wear offerings.

Gross margin remained resilient at 29% with contribution profit showing a slight decrease despite the market headwinds. For the remainder of 2025, Caruso will support the relaunch of select AAA Maison lines through collaborations with their new creative directors, expand wholesale accounts in growth markets, and continue optimizing its cost structure to improve operational efficiency.

2025 Full-Year Outlook

The Group expects ongoing market challenges in H2 2025 but will remain firmly focused on cost efficiency and targeted brand investment. Strategic initiatives already in progress include optimizing the retail footprint, enhancing operational efficiencies, elevating product assortments, launching high-impact marketing campaigns, and strengthening wholesale partnerships. These actions are beginning to deliver encouraging results, with their impact expected to become more pronounced in the second half of the year. Lanvin and Sergio Rossi will harness the momentum of their new creative leadership to drive these initiatives forward, while St. John, Wolford, and Caruso continue to refine channel strategies and expand their presence in key markets.

Note: All % changes are calculated on an actual currency exchange rate basis.

Note: This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Please see Use of Non-IFRS Financial Metrics and Non-IFRS Financial Measures and Definition.

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Semi-Annual Report

Our semi-annual report, including the interim condensed consolidated financial statements as of and for the six months ended June 30, 2025, can be downloaded from the Company’s investor relations website (ir.lanvin-group.com) under the section Financials / SEC Filings, or from the SEC’s website (www.sec.gov).

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Conference Call

As previously announced, today at 8:00AM EST/8:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its results for the first half of 2025 and provide an outlook for the remainder of the year. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the "Events" tab of the Group's investor relations website at https://ir.lanvin-group.com.

All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10202336/ffc7b43240

A replay of the conference call will be accessible approximately one hour after the live call until September 5, 2025, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 6290073

A recorded webcast of the conference call and a slide presentation will also be available on the Group's investor relations website at https://ir.lanvin-group.com.

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol 'LANV'. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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Forward-Looking Statements

This communication, including the section “2025 Full-Year Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

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Use of Non-IFRS Financial Metrics

This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this communication. Lanvin Group believes that these non-IFRS measures of financial results provide useful supplemental information to investors about Lanvin Group. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

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Enquiries:

Media

Lanvin Group

Winni Ren

winni.ren@lanvin-group.com

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com

Appendix

Lanvin Group Consolidated Income Statement

(€ in Thousands, unless otherwise noted)

	2023		2024		2025
Lanvin Group Consolidated P&L	H1%		H1%		H1%
Revenue	214,537	100.0%	170,976	100.0%	133,395	100.0%
Cost of sales	-89,083	-41.5%	-72,598	-42.5%	-61,490	-46.1%

Gross Profit	125,454	58.5%	98,378	57.5%	71,905	53.9%
Marketing and selling expenses	-110,600	-51.6%	-105,591	-61.8%	-87,093	-65.3%
General and administrative expenses	-76,544	-35.7%	-58,065	-34.0%	-56,754	-42.5%
Other operating income and expenses	-7,960	-3.7%	5,457	3.2%	-8,789	-6.6%

Loss from operations before non-underlying items	-69,650	-32.5%	-59,821	-35.0%	-80,731	-60.5%
Non-underlying items	9,666	4.5%	3,143	1.8%	6,545	4.9%

Loss from operations	-59,984	-28.0%	-56,678	-33.1%	-74,186	-55.6%
Finance cost – net	-11,970	-5.6%	-13,187	-7.7%	-12,806	-9.6%

Loss before income tax	-71,954	-33.5%	-69,865	-40.9%	-86,992	-65.2%
Income tax (expenses) / benefits	-271	-0.1%	489	0.3%	208	0.2%

Loss for the period	-72,225	-33.7%	-69,376	-40.6%	-86,784	-65.1%

Contribution Profit (1)	14,854	6.9%	-7,213	-4.2%	-15,188	-11.4%
Adjusted Operating Profit (1)	-61,690	-28.8%	-65,278	-38.2%	-71,942	-53.9%
Adjusted EBIT (1)	-67,679	-31.5%	-58,994	-34.5%	-80,494	-60.3%
Adjusted EBITDA (1)	-40,916	-19.1%	-42,111	-24.6%	-51,930	-38.9%

Lanvin Group Consolidated Balance Sheet

(€ in Thousands, unless otherwise noted)

	2024		2025
Lanvin Group Consolidated Balance Sheet	FY		H1
Assets
Non-current assets
Intangible assets	213,501		211,978
Goodwill	38,115		38,115
Property, plant and equipment	39,440		33,976
Right-of-use assets	131,597		112,036
Deferred income tax assets	11,598		11,788
Other non-current assets	14,869		11,953
	449,120		419,846
Current assets
Inventories	89,712		74,016
Trade receivables	28,099		23,943
Other current assets	29,112		37,756
Cash and bank balances	18,043		29,723
	164,966		165,438
Total Assets	614,086		585,284
Liabilities
Non-current liabilities
Non-current borrowings	25,222		10,266
Non-current lease liabilities	117,966		100,294
Non-current provisions	3,560		3,187
Employee benefits	17,240		17,414
Deferred income tax liabilities	51,390		51,422
Other non-current liabilities	16,005		34,510
	231,383		217,093
Current liabilities
Trade payables	80,424		56,497
Current borrowings	158,540		258,561
Current lease liabilities	36,106		32,669
Current provisions	1,524		1,304
Other current liabilities	139,020		126,980
	415,614		476,011
Total Liabilities	646,997		693,104
Net liabilities	-32,911		-107,820

Equity
Equity attributable to owners of the Company
Share capital		*(2)		*(2)
Treasury shares	-46,576			*(2)
Other reserves	779,356		725,291
Accumulated losses	-737,186		-810,340
	-4,406		-85,049
Non- controlling interests	-28,505		-22,771
Total Deficits	-32,911		-107,820

Lanvin Group Consolidated Cash Flow

(€ in Thousands, unless otherwise noted)

	2023	2024	2025
Lanvin Group Consolidated Cash Flow	H1	H1	H1
Net cash used in operating activities	-58,118	-33,483	-69,501
Net cash (used in) / generated from investing activities	-28,531	-3,780	1,879
Net cash flows generated from financing activities	26,396	26,646	80,333
Net change in cash and cash equivalents	-60,253	-10,617	12,711

Cash and cash equivalents less bank overdrafts at the beginning of the period	91,749	27,850	18,043
Effect of foreign exchange differences on cash and cash equivalents	-649	646	-1,031
Cash and cash equivalents less bank overdrafts at end of the period	30,847	17,879	29,723

Lanvin Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Lanvin Brand	2023		2024		2025		24 H1 v	25 H1 v	23 H1– 25 H1
Key Financials	H1%		H1%		H1%		23 H1	24 H1	CAGR
Key Financials on P&L
Revenues	57,052	100.0%	48,272	100.0%	27,932	100.0%	-15.4%	-42.1%	-30.0%
Gross Profit	31,959	56.0%	28,004	58.0%	15,182	54.4%
Selling and distribution expenses	-36,793	-64.5%	-37,389	-77.5%	-27,504	-98.5%
Contribution Profit (1)	-4,834	-8.5%	-9,385	-19.4%	-12,322	-44.1%

Revenues by Geography
EMEA	29,443	51.6%	23,154	48.0%	12,222	43.8%	-21.4%	-47.2%	-35.6%
North America	13,195	23.1%	11,981	24.8%	8,608	30.8%	-9.2%	-28.2%	-19.2%
Greater China	11,092	19.4%	9,527	19.7%	3,778	13.5%	-14.1%	-60.3%	-41.6%
Other	3,322	5.8%	3,610	7.5%	3,324	11.9%	8.7%	-7.9%	0.0%

Revenues by Channel
DTC	26,780	46.9%	24,072	49.9%	15,846	56.7%	-10.1%	-34.2%	-23.1%
Wholesale	23,022	40.4%	17,639	36.5%	6,737	24.1%	-23.4%	-61.8%	-45.9%
Other	7,250	12.7%	6,561	13.6%	5,349	19.2%	-9.5%	-18.5%	-14.1%

Wolford Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Wolford Brand	2023		2024		2025		24 H1 v	25 H1 v	23 H1 – 25 H1
Key Financials	H1%		H1%		H1%		23 H1	24 H1	CAGR
Key Financials on P&L
Revenues	58,802	100.0%	42,594	100.0%	32,985	100.0%	-27.6%	-22.6%	-25.1%
Gross Profit	42,062	71.5%	26,795	62.9%	18,504	56.1%
Selling and distribution expenses	-38,128	-64.8%	-34,916	-82.0%	-27,999	-84.9%
Contribution Profit (1)	3,934	6.7%	-8,121	-19.1%	-9,495	-28.8%

Revenues by Geography
EMEA	40,083	68.2%	26,453	62.1%	21,179	64.2%	-34.0%	-19.9%	-27.3%
North America	14,224	24.2%	12,747	29.9%	8,756	26.5%	-10.4%	-31.3%	-21.5%
Greater China	4,107	7.0%	3,274	7.7%	2,829	8.6%	-20.3%	-13.6%	-17.0%
Other	388	0.7%	120	0.3%	220	0.7%	-69.1%	83.3%	-24.7%

Revenues by Channel
DTC	39,453	67.1%	33,812	79.4%	21,940	66.5%	-14.3%	-35.1%	-25.4%
Wholesale	18,665	31.7%	8,715	20.5%	9,946	30.2%	-53.3%	14.1%	-27.0%
Other	684	1.2%	67	0.2%	1,099	3.3%	-90.2%	NM	NM

Sergio Rossi Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Sergio Rossi							24 H1	25 H1	23 H1 –
Brand Key	2023		2024		2025		v	v	25 H1
Financials	H1%		H1%		H1%		23 H1	24 H1	CAGR
Key Financials on P&L
Revenues	33,019	100.0%	20,404	100.0%	15,314	100.0%	-38.2%	-24.9%	-31.9%
Gross Profit	17,135	51.9%	10,218	50.1%	6,255	40.8%
Selling and distribution expenses	-11,355	-34.4%	-9,490	-46.5%	-7,755	-50.6%
Contribution Profit (1)	5,780	17.5%	728	3.6%	-1,500	-9.8%

Revenues by Geography
EMEA	18,509	56.0%	9,528	46.7%	7,150	46.7%	-48.5%	-25.0%	-37.8%
North America	846	2.6%	281	1.4%	56	0.4%	-66.8%	-80.1%	-74.3%
Greater China	6,350	19.2%	4,174	20.5%	2,734	17.9%	-34.3%	-34.5%	-34.4%
Other	7,315	22.2%	6,420	31.5%	5,374	35.1%	-12.2%	-16.3%	-14.3%

Revenues by Channel
DTC	16,847	51.0%	13,976	68.5%	11,005	71.9%	-17.0%	-21.3%	-19.2%
Wholesale	16,172	49.0%	6,428	31.5%	4,308	28.1%	-60.3%	-33.0%	-48.4%
Other	0	0.0%	0	0.0%	0	0.0%	NM	NM	NM

St. John Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

St. John Brand	2023		2024		2025		24 H1 v	25 H1 v	23 H1 – 25 H1
Key Financials	%	H1%		%	H1%		23 H1	24 H1	CAGR
Key Financials on P&L
Revenues	46,663	100.0%	39,981	100.0%	39,654	100.0%	-14.3%	-0.8%	-7.8%
Gross Profit	29,024	62.2%	27,696	69.3%	27,251	68.7%
Selling and distribution expenses	-23,719	-50.8%	-23,036	-57.6%	-22,781	-57.4%
Contribution Profit (1)	5,305	11.4%	4,660	11.7%	4,470	11.3%

Revenues by Geography
EMEA	731	1.6%	299	0.7%	176	0.4%	-59.1%	-41.1%	-50.9%
North America	41,585	89.1%	37,316	93.3%	38,737	97.7%	-10.3%	3.8%	-3.5%
Greater China	4,251	9.1%	2,247	5.6%	653	1.6%	-47.1%	-70.9%	-60.8%
Other	95	0.2%	119	0.3%	87	0.2%	24.8%	-26.9%	-4.3%

Revenues by Channel
DTC	37,760	80.9%	32,161	80.4%	31,011	78.2%	-14.8%	-3.6%	-9.4%
Wholesale	8,828	18.9%	7,704	19.3%	8,555	21.6%	-12.7%	11.0%	-1.6%
Other	75	0.2%	116	0.3%	87	0.2%	55.3%	-25.0%	7.7%

Caruso Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Caruso Brand Key	2023		2024		2025		24 H1 v	25 H1 v	23 H1 – 25 H1
Financials	H1%		H1%		H1%		23 H1	24 H1	CAGR
Key Financials on P&L
Revenues	19,926	100.0%	19,734	100.0%	17,627	100.0%	-1.0%	-10.7%	-5.9%
Gross Profit	5,233	26.3%	5,724	29.0%	5,082	28.8%
Selling and distribution expenses	-842	-4.2%	-936	-4.7%	-1,108	-6.3%
Contribution Profit (1)	4,391	22.0%	4,788	24.3%	3,974	22.5%

Revenues by Geography
EMEA	16,260	81.6%	16,795	85.1%	15,037	85.3%	3.3%	-10.5%	-3.8%
North America	2,674	13.4%	2,003	10.1%	2,147	12.2%	-25.1%	7.2%	-10.4%
Greater China	32	0.2%	18	0.1%	6	0.0%	-43.4%	-66.7%	-56.7%
Other	960	4.8%	918	4.7%	436	2.5%	-4.4%	-52.5%	-32.6%

Revenues by Channel
DTC	0	0.0%	31	0.2%	63	0.4%	NM	NM	NM
Wholesale	19,926	100.0%	19,703	99.8%	17,563	99.6%	-1.1%	-10.9%	-6.1%
Other	0	0.0%	0	0.0%	0	0.0%	NM	NM	NM

Lanvin Group Brand Footprint

	Jun 2024	Dec 2024	Jun 2025
DOS by Brand	DOS (4)	DOS (4)	DOS (4)
Lanvin	37	33	29
Wolford	140	112	97
St. John	42	37	35
Sergio Rossi	47	43	37
Caruso	0	0	0
Total	266	225	198

Non-IFRS Financial Measures Reconciliation

(€ in Thousands, unless otherwise noted)

	2023	2024	2025
Reconciliation of Contribution Profit	H1	H1	H1
Revenue	214,537	170,976	133,395
Cost of sales	-89,083	-72,598	-61,490
Gross Profit	125,454	98,378	71,905
Marketing and selling expenses	-110,600	-105,591	-87,093
Contribution Profit (1)	14,854	-7,213	-15,188
General and administrative expenses	-76,544	-58,065	-56,754
Adjusted Operating Profit (1)	-61,690	-65,278	-71,942

	2023	2024	2025
Reconciliation of Adjusted EBIT	H1	H1	H1
Loss for the period	-72,225	-69,376	-86,784
Add / (Deduct) the impact of:
Income tax expenses	271	-489	-208
Finance cost—net	11,970	13,187	12,806
Non-underlying items	-9,666	-3,143	-6,545
Loss from operations before non-underlying items	-69,650	-59,821	-80,731
Add / (Deduct) the impact of:
Share based compensation	1,971	827	237
Adjusted EBIT (1)	-67,679	-58,994	-80,494

	2023	2024	2025
Reconciliation of Adjusted EBITDA	H1	H1	H1
Loss from operations before non-underlying items	-69,650	-59,821	-80,731
D&A post IFRS16	21,518	22,456	21,311
Provision and impairment losses	-3,241	-2,220	-3,049
FX losses / (gain)	8,486	-3,353	10,302
Share based compensation	1,971	827	237
Adjusted EBITDA (1)	-40,916	-42,111	-51,930

Note:

(1)	These are Non-IFRS Financial Measures and will be mentioned throughout this communication. Please see Non-IFRS Financial Measures and Definition.

(2)	The amount less than Euro 1,000 is indicated with "*”.

(3)	Brand-level results are presented exclusive of eliminations. Numbers may not sum precisely due to rounding.

(4)	DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores.

Non-IFRS Financial Measures and Definitions

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level.

Contribution Profit Margin is defined as Contribution Profit divided by revenue.

Adjusted Operating Profit is defined as Contribution Profit margin less General and administrative expenses

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, gain on debt restructuring and government grants.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, gain on debt restructuring and government grants.